UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Similarweb LTD

(Name of Issuer)

Ordinary Shares, par value 0.01 NIS per share

(Title of Class of Securities)

M84137 10 4

(CUSIP Number)

Mr. Anthony Reich, 13th Floor, Building E, 89 Medinat Hayehudim Street,
Herzliya, Israel. +972-9-9703620

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 25, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M84137 10 4	13G/A	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ION Crossover Partners Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
3,972,183

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
3,972,183

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,972,183

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.9% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Based on 81,663,616 ordinary shares, par value NIS 0.01 per share (“Ordinary Shares”), issued and outstanding as of September 30, 2024, as reported in Exhibit 99.1 to the Issuer’s Report of Foreign Private Issuer on Form 6-K, as furnished to the Securities and Exchange Commission (the “SEC”) on November 12, 2024.

CUSIP No. M84137 10 4	13G/A	Page 3 of 6 Pages

Item 1.

(a)	Name of Issuer: SIMILARWEB LTD

(b)	Address of Issuer’s Principal Executive Offices: 33 Yitzhak Rabin Rd Givatayim, 5348303, Israel Tel: +972 (73) 320 4086

Item 2.

(a)
Name of Person Filing:
This Schedule 13G is filed by ION Crossover Partners Ltd. (the “Management Company”) which serves as a management company and investment manager for a fund that is the direct owner of the shares.

(b)	Address of the Principal Office or, if none, residence The principal business address of ION Crossover Partners Ltd. is 14th Floor, Building E, 89 Medinat Hayehudim Street, Herzliyah, Israel

(c)	Citizenship ION Crossover Partners Ltd. is organized under the laws of the State of Israel.

(d)	Title of Class of Securities: Ordinary Shares

(e)	CUSIP Number: M84137 10 4

CUSIP No. M84137 10 4	13G/A	Page 4 of 6 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 3,972,183 ordinary shares

(b)	Percent of class: 4.9% (1)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 3,972,183.

(ii)	Shared power to vote or to direct the vote 0.

(iii)	Sole power to dispose or to direct the disposition of 3,972,183.

(iv)	Shared power to dispose or to direct the disposition of 0.

(1) Based on 81,663,616 Ordinary Shares issued and outstanding as of September 30, 2024, as reported in Exhibit 99.1 to the Issuer’s Report of Foreign Private Issuer on Form 6-K, as furnished to the SEC on November 12, 2024.

The Reporting Person disclaims beneficial ownership of the Ordinary Shares reported herein except to the extent of its pecuniary interest (if any) therein.

CUSIP No. M84137 10 4	13G/A	Page 5 of 6 Pages

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following          ☒ .

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Not applicable.

CUSIP No. M84137 10 4	13G/A	Page 6 of 6 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

26 Nov, 2024
Date
ION CROSSOVER PARTNERS LTD.
By: /s/Gilad Shany
Name: Gilad Shany
Title: Director